SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On February 6, 2013, at 10:30 a.m., at the Company’s headquarters, located at Rua Verbo Divino, 1356, 1º andar, in the city and state of São Paulo.

ATTENDANCE: Board members representing the necessary quorum, as per signatures herein below, and the Company's Officers (José Félix - Chief Executive and Investor Relations Officer, and Roberto Catalão Cardoso - Chief Financial Officer and Secretary of the Meeting) attended the meeting.

PRESIDING BOARD: José Antônio Guaraldi Félix – Chairman, and Roberto Catalão Cardoso – Secretary.

DOCUMENTS: (i) Presentation on the fourth quarter and full-year 2012 results, (reference date - December 31, 2012); (ii) Presentation on the disclosure of 2012 results to the market – press release; (iii) Presentation on the 2012 Management Report;
(iv) Fiscal Council Report on the full-year 2012 results (reference date - December 31, 2012); (v) Presentation on the calculation of the Company’s 2012 Employee Profit Sharing; (vi) Presentation on recognition of tax credits and impairment;
(vii) Presentation on interest on equity; and (viii) Presentation on programming content. The Meeting’s documents, signed by the Secretary, are an integral part of these Minutes and will remain filed at the Company’s headquarters.

AGENDA: 1.  1.To acknowledge the full-year 2012 results (reference date - December 31, 2012); 2. To acknowledge the Fiscal Council Report on the full-year 2012 results (reference date - December 31, 2012); 3. To approve the Management Report and the Financial Statements for the year ended December 31, 2012 as well as their disclosure to the market; 4. To approve the calculation of 2012 Employee Profit Sharing;
5. To approve long-term projections as to the Company’s results, in order to validate recoverable amount of operating assets (impairment test) and deferred tax assets; 6. To approve the payment of interest on equity to the Company’s subsidiaries for the year ended December 31, 2012; 7. To approve new national and international programming agreements or renewal of existing ones; and 8. To discuss other Company’s matters.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON FEBRUARY 6, 2013

RESOLUTIONS:

1.    The Board Members acknowledged the Company’s financial and operating results for the year ended December 31, 2012.

2.    The Board Members acknowledged the Fiscal Council Report on the results for the year ended December 31, 2012.

3.    After acknowledging the Fiscal Council Report, which recommends the approval of the Management Report and the Financial Statements for the year ended December 31, 2012, prepared in accordance with international accounting standards issued by the International Accounting Standards Board (IASB), the Board Members approved:
(i) the Financial Statements for the year ended December 31, 2012, (ii) the Management Report containing the 2012 main events, and (iii) the document disclosing the 2012 results to the market (press release), and recommended their approval by the Shareholders’ Meeting.

4.    The Board Members acknowledged and approved the calculation of the 2012 Employee Profit Sharing, pursuant to presentation attached to these Minutes. The Chairman stated that the calculation method and its results were previously approved by the Management of Grupo America Movil, based on monitoring and validation by designated representatives from its Human Resources and Financial areas.<0}

5.    After examination and approval by the Company’s Fiscal Council, the Board Members approved the technical study—based on Company’s long-term projections—that shows the realization of deferred tax assets recorded on December 31, 2012 and the impairment test of operating assets on the same date.

6.    The Board Members acknowledged interest on equity payable to the subsidiaries Net São Paulo Ltda., Net Rio Ltda. and Net Brasília Ltda. for the year ended December 31, 2012. Payment may be made in 2013.

6.1 The Board Members approved the calculation and payment of interest on equity to the above-mentioned subsidiaries.

7.  The Board Members acknowledged and approved (i) new agreements with the channels (a) TAL – TELEVISÃO AMÉRICA LATINA and (b) PRIME BOX BRAZIL, both of which to be distributed by the Company through the Basic HD package, or lower, at its discretion, and (ii) the renewal of the agreement to distribute NHK channel; all of which under the conditions included in the presentation attached to these Minutes.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON FEBRUARY 6, 2013

8. The Board Members, as part of the adjustment process deriving from the change of the Company control, decided to formalize the extinguishment of the Compensation Committee, set up in the Meeting of this Board held on September 4, 2002 and ratified at the Meeting held on April 27, 2010.

CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending Board Members and also by the Secretary.

SIGNATURES: Chairman: José Antônio Guaraldi Félix; Secretary: Roberto Catalão Cardoso; José Formoso Martínez; Isaac Berensztejn; Carlos Henrique Moreira; Antonio Oscar de Carvalho Petersen Filho; Carlos Hernan Zenteno de Los Santos; Mauro Szwarcwald and Fernando Carlos Ceylão Filho.

This is a free English translation of the original minutes
drawn up in the Company’s records.

São Paulo, February 6, 2013.

Roberto Catalão Cardoso

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 5, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.